10205 Westheimer Rd
Suite 1000
Houston, TX 77042
Phone: 713-973-5356
Fax: 713-973-5323
Mark Baldwin
Executive Vice President and CFO
April 3, 2009
VIA EDGAR
Ms. Cecilia Blye
Office of Global Security Risk Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Dresser-Rand Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 23, 2009 File No. 1-32586
Dear Ms. Blye:
               On behalf of Dresser-Rand Group Inc. (“we” or the “Company”), this responds to your letter of March 25, 2009. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.
Risk Factors, page 13

Economic, political and other risks associated with international sales and operations could adversely affect our business, page 16
1.	We note that you no longer include the names of the countries identified by the State Department as state sponsors of terrorism. Please tell us why you no longer name the countries in which your subsidiaries operate that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, as was disclosed in previous periodic filings.
               We no longer include the names of the individual countries that are or have been subject to U.S. economic sanctions and export controls or identified as state sponsors of terrorism because we believe the names of the individual countries are immaterial to a reasonable

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investor’s understanding of the risks associated with the Company’s business. Given the amount of revenue derived from these countries as a whole, we believe the only risks that may be material to a reasonable investor arising out of these operations relate to whether the constraints on U.S. citizens from participating in, approving or otherwise facilitating any aspect of the business activities in these countries, including our senior management, might negatively affect the financial or operating performance of such business activities. To a lesser extent, we also recognized and disclosed the potential reputational harm or adverse investor sentiment that might arise from owning foreign subsidiaries that conduct operations in these countries from time to time. We believe none of these risks are unique in any material manner to any particular sanctioned, embargoed or listed country – they arise (if at all) solely because of the operations in such countries generally. Moreover, we considered the consequence of the change in U.S. policy with respect to Iraq and Libya. Finally, we believed that listing particular countries at any point in time could lead to the incorrect assumption by an investor that no future operations would be conducted in the countries we did not list, or that operations will continue in the future in each of the countries we did list.
               We note that when we ceased listing the individual counties, we also added a quantitative statement of the percentage of total Company revenue represented by the aggregate sales of its foreign subsidiaries into countries with pending sanctions or embargos (which was less than 1% for 2007 and less than 2% for 2008). We believe even these aggregated amounts to be qualitatively immaterial to an investor’s understanding of the Company’s business, much less the even smaller amounts associated with each individual country.
               Additionally, we have disclosed that the Company has in place appropriate policies and procedures to ensure that any transactions that are not restricted under applicable U.S. laws and regulations are conducted in compliance with applicable law, which we believe to address any valid concerns a reasonable investor may have about such operations.
               We will continue to monitor our compliance program and the results of operations from our foreign subsidiaries to determine whether the risks of operations in any particular country would warrant additional disclosure.
2.	Please advise why you state on page 15 that certain foreign subsidiaries operate in sanctioned or embargoed countries “from time to time” since it appears that certain of your foreign subsidiaries have ongoing business operations and contacts in some of these countries.
               We believe that “from time to time” is an accurate description of the operations of our foreign subsidiaries in countries that are or have previously been subject to sanctions and embargoes. These subsidiaries do not have full time operations in such countries, and do not have any permanent employees or establishments located in such countries. To the extent sales do occur, they do not occur in every country in every fiscal quarter. In addition, our foreign subsidiaries do not have any account managers specifically dedicated to any sanctioned or embargoed countries. The amount of involvement between our foreign subsidiaries and such countries varies over time depending on the specific country and project involved, and as a result

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we do not believe it is appropriate to characterize the operations of our foreign subsidiaries in any of these countries as ongoing.
* * * * *
               The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               For future correspondence with us by facsimile, please use the following number: (713) 973-5323.

Very truly yours,
/s/ Mark E. Baldwin
Mark E. Baldwin
Executive Vice President and Chief Financial Officer

cc:	Vincent R. Volpe, Dresser-Rand Group Inc. Mark F. Mai, Dresser-Rand Group Inc. Beau Stark, Esq., Gibson, Dunn & Crutcher LLP

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